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                                                                   EXHIBIT 99.13

                              EMPLOYMENT AGREEMENT
                              --------------------

     This Employment Agreement (this "Agreement") is entered into as of July 22, 1999, by and between Stephen A. Weiswasser (the "Executive"), Gemstar Development Corporation, a California corporation (the "Company") and Gemstar International Group Limited, a British Virgin Islands Corporation ("GIGL").

                                    RECITALS

     The Company desires that the Executive be employed by the Company in the capacities described below, on the terms and conditions hereinafter set forth, and the Executive is willing to accept such employment on such terms and conditions.

                                   AGREEMENT

     The Executive and the Company agree as follows:

1.   Duties.

1.1 Retention. The Company does hereby hire, engage, and employ the Executive as the Executive Vice President and General Counsel of the Company, and the Executive does hereby accept and agree to such hiring, engagement, and employment. During the Period of Employment (as defined in Section 2), the Executive shall serve the Company in such position, and shall have duties and authority consistent with such position (including primary general authority over the Company's legal department), subject, however, to the other provisions of this Agreement, directives of the Chief Executive Officer of the Company (the "CEO") and/or the Chief Operating Officer of the Company (the "COO"), and the corporate policies and budgets of the Company as they presently exist, and as such policies and budgets may be amended, modified, changed, or adopted during the Period of Employment. During the Period of Employment, the Executive shall report to the COO.

1.2 No Other Employment. Throughout the Period of Employment, the Executive shall devote substantially all of his business time, energy, and skill to the performance of his duties for the Company. The foregoing notwithstanding, the Executive shall be permitted to maintain an association with the law firm of Covington & Burling in a special partner or an of counsel or similar position (but the Executive shall not be involved with the day-to-day operations of any firm); provided, however,
                                                           --------  -------
     that such association does not carry material compensation and does not interfere with the performance of the Executive's duties hereunder, and that such association does not interfere with the fiduciary duties owed by the Executive to the Company. The Executive agrees that any appointment to or continuing service on the board of directors of any corporation must be approved in writing by the Company, such approval not to be unreasonably withheld if the Company determines that such appointment should not interfere with the performance of the Executive's duties hereunder.
     The Company, by executing this Agreement, hereby

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     approves the Executive's appointment and continuance as a member of the
     Board of Directors of Next Level Communications, LLP, Greater Washington Educational Television Association, Inc. ("WETA"), Fanfare Cable Channel (as a representative of WETA) and the Woodrow Wilson National Fellowship Foundation. The Executive's continued membership on any board of any entity, on which he may now or in the future serve, is subject to the conditions (a) that the Executive's membership on such board does not materially interfere with the performance of the Executive's duties hereunder, and (b) that no such entity or any related entity thereof competes (within the meaning of Section 11) with the business of any entity within the Gemstar Group (as defined in Section 9.3).

1.3 No Breach of Contract. The Executive hereby represents to the Company that the execution and delivery of this Agreement by the Executive and the Company and the performance by the Executive of the Executive's duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment or other agreement or policy to which the Executive is a party or otherwise bound. The Company hereby represents to the Executive that it is authorized to enter into this Agreement and that the execution and delivery of this Agreement to the Executive and the employment of the Executive hereunder shall not constitute a breach of, or otherwise contravene, the terms of any law, agreement or policy by which it is bound.

1.4 Location. The Executive acknowledges that the Company's principal executive offices are currently located in Pasadena, California. It is the intent of the parties that in the normal course of performing his duties under this Agreement, the Executive shall spend as much time in Pasadena as reasonably possible; notwithstanding the foregoing, the Company agrees that for as long as the Executive's principal residence remains in Washington, D.C., the Executive shall be permitted and is expected to spend approximately fifty percent (50%) of his working time at the Company's offices in Washington, D.C.. However, the Executive also acknowledges that due to his position as the Executive Vice President and General Counsel of the Company and GIGL, he may for one or more periods of time be required to spend all or a substantial portion of his working time in the Company's principal executive offices in order to better discharge his duties hereunder and that such service during any one or more of such periods (either singly or in the aggregate) shall not be deemed to constitute a breach of this Agreement by the Company. It is the parties' recognition that, as work permits, over time such periods may be balanced by periods in which the Executive spends more than 50% of his time in Washington, D.C.; provided that such arrangement does not materially interfere with the performance of the Executive's duties hereunder. The parties recognize that a precise allocation of 50% of the Executive's time to each of Pasadena and Washington, D.C. will be difficult and they agree to make reasonable efforts to accommodate each other's needs and personal and business obligations. The Company will be responsible for providing the Executive with an appropriate office and secretarial and other support in both Pasadena and Washington, D.C.; provided, however, that the Executive
                                         --------  -------
     will use reasonable efforts to locate the Company's office in Washington, D.C. at the offices of Covington & Burling and to utilize such offices' support facilities.

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2.   Period of Employment.

     The "Period of Employment" shall, unless sooner terminated as provided herein, be a three (3) year period commencing on July 22, 1999 (the "Effective Date") the Effective Date and ending on the close of business on the day before the third (3rd) anniversary of the Effective Date. Notwithstanding the preceding sentence, commencing with the third (3rd) anniversary of the Effective Date (the "Extension Date"), the Period of Employment shall be automatically extended through and shall end with the close of business on the day before the fifth (5th) anniversary of the Effective Date, unless the Company or the Executive provides the other at least one hundred eighty (180) days' prior written notice before the Extension Date that the Period of Employment shall not be so extended. The term "Period of Employment" shall include any extension of this Agreement pursuant to the preceding sentence. Provision of notice that this Agreement shall not be extended shall not constitute a breach of this Agreement.

3.   Compensation.

3.1 Base Salary. The Executive's initial Base Salary shall be at a rate of $750,000 annually, paid in accordance with the Company's regular payroll practices in effect from time to time, but not less frequently than in monthly installments. (As used in this Agreement, "Base Salary" shall mean Base Salary as increased from time to time.) Commencing on or about July 1, 2000 and annually thereafter during the Period of Employment, the Executive's Base Salary then in effect shall be increased by no less than a percentage equal to any percentage increase in the CPI for the twelve-month period preceding the date of such increase. For this purpose "CPI" means the Consumer Price Index for the Los Angeles-Long Beach-Anaheim Metropolitan Area, as reported by the U.S. Department of Labor - Bureau of Labor Statistics or its successor. The Company may (but need not) award the Executive larger, or more frequent, increases in his Base Salary based upon his performance. Such merit increases should not, however, be expected by the Executive. The Executive's Base Salary shall not be decreased for any reason or for any purpose (including for purposes of determining any amounts due to the Executive upon a termination of his employment) during the Period of Employment.

3.2 Bonus. The Executive will be considered for an annual incentive bonus for each fiscal year of the Company completed during his Period of Employment, commencing with the Company's fiscal year ending March 31, 2000 (each a "Bonus Year"). The actual amount of the Executive's annual incentive bonus (if any) for each Bonus Year will be determined by the CEO and/or the COO in their sole discretion subject to the provisions of the following paragraph. The bonus (if any) for a Bonus Year shall be earned as of the last day of that Bonus Year, but shall be paid on or about the immediately following July 1 (commencing July 1, 2000), but no later than the immediately following August 1, in accordance with the Company's general payment policies for executive bonuses. The Executive's maximum award opportunity for each Bonus Year shall be 33 1/3% of his annual Base Salary in effect on the last day of such Bonus Year. A full 33 1/3% annual incentive bonus will be paid only for excellent performance as determined by the CEO and/or COO in their sole discretion.

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     In the event the Company's earnings per share for any Bonus Year increase by at least 10% over the Company's earnings per share for the immediately preceding fiscal year, the Executive's minimum annual incentive bonus for such Bonus Year shall be no less 10% of his Base Salary in effect on the last day of such year.

3.3  Equity Compensation.

     3.3.1 Initial Option Grant. No later than 5 days after the Effective Date, the Executive shall be granted stock options to purchase 163,559 Ordinary Shares, par value $0.01 per share ("Ordinary Shares"), of GIGL. To the maximum extent possible, such options shall be incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

             The per share exercise price of each option granted pursuant to this Section 3.3.1 shall equal the fair market value of an Ordinary Share as of the date of grant of the option. Such options shall have a term of ten years and shall vest in accordance with the following schedule, subject to the Executive's continued employment by the Company: (i) 25% of the aggregate number of shares subject to the options shall vest and become exercisable on the day before each of the first, second and third anniversaries of the Effective Date; and (ii) 12.5% of the aggregate number of shares subject to the options shall vest and become exercisable on the day before each of the fourth and fifth anniversaries of the Effective Date. Each such option shall be granted under the Gemstar International Group Limited 1994 Stock Incentive Plan, as Amended and Restated (the "Stock Incentive Plan"), and, unless expressly provided otherwise in this Agreement (A) shall be granted subject to the terms of such plan and (B) shall be evidenced by a stock option agreement containing terms no less favorable than the terms of other stock option agreements with other senior level executives of the Company other than the CEO and the COO/Chief Financial Officer of the Company (the "COO/CFO").

     3.3.2 Subsequent Option Grants. In addition to the stock option grant provided under Section 3.3.1, the Executive shall be granted, for each fiscal year of the Company ending during the Period of Employment (commencing with the fiscal year ending March 31, 2000), stock options to purchase additional Ordinary Shares. The stock option grant with respect to a fiscal year shall be granted no later than the August 1 immediately following the end of that fiscal year. The number of Ordinary Shares which shall be subject to each such grant shall be determined by GIGL's Board of Directors or its Compensation Committee according to the following guideline:
             (i) an amount determined by GIGL's Board of Directors or its Compensation Committee which is no less than 50%, and no greater than 100%, of the Executive's aggregate cash compensation (which term includes Base Salary but not annual incentive bonus) paid by the Company to the Executive for the preceding twelve (12) month period; divided by (ii) the value, calculated using a Black-Scholes or similar valuation methodology as adopted by the Company's or the GIGL's independent auditor, of the value of a stock option to acquire one Ordinary Share, determined by the Company or GIGL as of a date as close as

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             administratively practicable to the actual grant date of the option to the Executive and based on assumptions substantially similar to those on which the grant to the Executive will be made.

             The terms, exercise price, vesting period, post-termination of employment provisions, and other provisions of each stock option granted pursuant to this Section 3.3.2 shall, subject to the express provisions of this Agreement, be determined by GIGL's Board of Directors or its Compensation Committee at the time of grant of the option and shall be no less favorable than the terms of other stock options granted at such time to other senior level executives of the Company (other than the CEO and the COO/CFO).

             Notwithstanding the foregoing paragraph, if the Executive's employment is (i) terminated by the Company for any reason other than for Cause (as such term is defined in Section 6.1.1) or (ii) terminated at the end of the Period of Employment because the Company elects not to extend the Period of Employment in accordance with Section 2 (other than a termination or a failure to extend by the Company for Cause) or (iii) at or following the end of the Period of Employment (if it is extended in accordance with Section
             2) either by the Company or by the Executive and the Company fails
                                                          ---
             to offer to renew the Executive's employment on terms substantially similar to those contained herein (in either case except a termination, or failure to offer to renew, by the Company for Cause), then if a stock option granted pursuant to this Section
             3.3.2 is not then fully vested, a portion of such option shall thereupon become vested in accordance with the following sentence. The portion of the option which shall become vested shall equal the positive result, if any, of: (a) the total number of shares subject to such option multiplied by a fraction, the numerator of which is the total number of whole months during the vesting period of the option in which the Executive was employed by the Company and the denominator of which is the total number of whole months during the vesting period of the option; less (b) the total number of shares subject to such option which vested prior to, or otherwise at the time of or in connection with, the termination of the Executive's employment with the Company.

4.   Benefits.

4.1 Health and Welfare. During the Period of Employment, the Executive shall be entitled to participate in all employee pension and welfare benefit plans and programs made available to the Company's senior level executives (other than the CEO, and the COO/CFO) or to its employees generally, as such plans or programs may be in effect from time to time, including, without limitation, pension, profit sharing, savings and other retirement plans or programs, medical, dental, hospitalization, short-term and long-term disability and life insurance plans, accidental death and dismemberment protection, travel accident insurance, and any other pension or retirement plans or programs and any other employee welfare benefit plans or programs that may be sponsored by the Company from time to time, including any plans that supplement the

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     above-listed types of plans or programs, whether funded or unfunded. The
     Executive shall, in all events, be entitled during the Period of Employment to term life insurance with a face amount coverage of no less than $1,000,000. Any such life insurance policy shall contain a feature permitting the Executive to continue the policy at his cost (subject to the Company's obligations under this Agreement) following any termination of the Executive's employment.

4.2  Reimbursement of Business and Other Expenses; Perquisites

     4.2.1 Expense Reimbursement. The Executive is authorized to incur reasonable expenses in carrying out his duties and responsibilities under this Agreement and the Company shall promptly reimburse him for all business expenses incurred in connection with carrying out the business of the Company, subject to documentation in accordance with the Company's policy.

     4.2.2 Perquisites. During the Period of Employment, the Executive shall be entitled to participate in any of the Company's executive fringe benefits arrangements provided to its senior level executives (other than the CEO and the COO/CFO) including, without limitation, automobile, professional and educational allowances, in accordance with the terms and conditions of such arrangements as are generally in effect from time to time.

     4.2.3 Signing Expenses. The Company shall promptly reimburse the Executive for his expenses, up to a maximum of $25,000, incurred in negotiating and documenting his employment arrangements with the Company.

4.3 Vacation and Other Leave. During the Period of Employment, the Executive shall receive four (4) weeks paid vacation per year. The Executive shall also be entitled to all other holiday and leave pay generally available to other senior level executives of the Company (other than the CEO, the COO/CFO).

4.4 Special Travel and Housing Allowance. For the Period of Employment, for as long as the Executive's principal residence remains in Washington, D.C., the Company shall: (a) rent for the Executive's benefit or shall otherwise provide the Executive with (or, in the Company's discretion, reimburse the Executive for the costs that he incurs to maintain) living quarters in the area of Pasadena, California (usual water, gas and electricity costs included); provided, however, that the monthly rental cost (or equivalent
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     expense) to the Company shall not exceed $3,333 per month; (b) provide the
     Executive with or otherwise reimburse him for round-trip first class air transportation between the Company's offices in Los Angeles and Washington D.C., as necessary in connection with the Executive's duties hereunder but not to exceed 52 round-trip flights per year; and (c) provide the Executive with reasonable transportation by car service to and from the airport in Los Angeles and Washington D.C. for each flight provided in accordance with the foregoing clause (b). For purposes of clause (b) above, the Executive will use reasonable efforts to achieve first class accommodations through "upgrades" so as to reduce the cost to the Company.

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5.   Death or Disability.

5.1 Definition of Disabled and Disability. For purposes of this Agreement, the terms "Disabled" and "Disability" shall mean the Executive's inability, because of physical or mental illness or injury, to substantially perform his customary duties pursuant to this Agreement, with or without reasonable accommodation, and the continuation of such disabled condition for a period of one hundred eighty (180) continuous days as determined by an approved medical doctor. For purposes hereof, an approved medical doctor shall mean a doctor selected by the Company and the Executive. If the Company and the Executive cannot agree on a medical doctor, each shall select a medical doctor and the two doctors shall select a third who shall be the approved medical doctor for this purpose.

5.2 Termination Due to Death or Disability. If the Executive dies or becomes Disabled during the Period of Employment, the Period of Employment and the Executive's employment shall automatically cease and terminate as of the date of the Executive's death or the date of Disability (which date shall be determined under Section 5.1 above, and referred to as the "Disability Date"), as the case may be. In the event of the termination of the Executive's employment due to his death or Disability, the Executive (or, in the event of his death, his estate) shall be entitled to receive:

     (i) a lump sum cash payment, payable within ten (10) business days after the date of death or the Disability Date, equal to the sum of (A) any accrued but unpaid Base Salary as of the date of death or the Disability Date, (B) any earned but unpaid annual incentive bonus in respect of the most recently completed fiscal year preceding the date of death or the Disability Date, and (C) the amount of the Executive's annual incentive bonus for the Bonus Year containing the date of death or the Disability Date, determined by the CEO and/or the COO in accordance with Section 3.2 but pro-rated through the date of death or the Disability Date.; and

     (ii) such employee benefits described in Section 4.1 as the Executive or his estate may be entitled to hereunder or under the employee benefit plans, programs and arrangements of the Company;

     provided that if the Executive's employment is terminated by reason of the Executive's Disability, he shall, so long as his Disability continues, remain eligible for all benefits provided under any long-term disability programs of the Company in effect at the time of such termination, subject to the terms and conditions of any such programs, as in effect at the time of such termination.

     In the event the Executive's employment is terminated by reason of the Executive's death or Disability, the stock options granted pursuant to
     Section 3.3.1 shall, notwithstanding the vesting schedule in Section 3.3.1, thereupon automatically become fully vested and immediately exercisable as follows: (i) if the date of death or the Disability Date occurs before the third (3rd) anniversary of the Effective Date, such stock options shall become

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     vested in the aggregate as to seventy-five percent (75%) of the total number of shares subject thereto and the remaining portion of such options shall automatically terminate; and (ii) if the date of death or the Disability Date occurs on or after the third (3rd) anniversary of the Effective Date, such stock options shall become fully vested and immediately exercisable; in either case such options, to the extent vested, shall continue to be exercisable until the earlier of (a) the expiration of the stated term of the options or (b) 2 years after the earlier of the Executive's death or Disability Date.

6.   Termination by the Company.

6.1  Termination For Cause.

     6.1.1 Procedures for Cause Termination. No termination of the Executive's employment by the Company for Cause shall be effective unless the provisions of this Section 6.1 shall have been complied with. The Executive shall be given written notice by the Board of Directors of the Company (the "Board") of the intention to terminate him for Cause. Such notice shall state in detail the particular circumstances that constitute the grounds on which the proposed termination for Cause is based. The Executive shall have 15 days after receiving such notice in which to cure such grounds, to the extent such cure is possible. If he fails to cure such grounds, the Executive shall then be entitled to a hearing before the Board. Such hearing shall be held within 20 days of his receiving such notice, provided that he requests such hearing within 15 days of receiving such notice. If, within five days following such hearing, the Board gives written notice to the Executive confirming that, in the judgment of a majority of the members of the Board (excluding the Executive if he is then a Board member), Cause for terminating his employment on the basis set forth in the original notice exists, the Period of Employment and his employment hereunder shall thereupon be terminated for Cause, subject to de novo review, at the Executive's
                                             -- ----
            election, through arbitration in accordance with Section 24. The term "Cause" for purposes of this Agreement shall mean:

            (i) the Executive is convicted of, or has plead guilty to, a felony (under the laws of the United States or any state thereof) that has a material adverse effect on the business of the Company;

            (ii) the Executive has knowingly engaged in acts of fraud, material dishonesty or other acts of willful gross misconduct in the cause of his duties hereunder that have a material adverse effect on the business of the Company, unless the Executive believed in good faith that such acts were in the best interests of the Company;

            (iii) the Executive willfully and repeatedly fails to perform or uphold his duties under this Agreement (including, without limitation, his duties under Section 12) resulting in a material adverse effect on the business of the Company;

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            (iv)   the Executive willfully fails to comply with reasonable
                   directives of the Board, the CEO, or the COO which are communicated to him in writing; or

            (v) the Executive has habitually abused any substance (such as narcotics or alcohol) and such abuse has had a material adverse effect on the business of the Company.

     6.1.2 Entitlements Upon a Termination for Cause. In the event of the termination of the Period of Employment and the Executive's employment hereunder due to a termination by the Company for Cause, then the Executive shall be entitled to receive:

            (i) a lump sum cash payment, payable within ten (10) business days after the date of termination of the Executive's employment, equal to the sum of (A) any accrued but unpaid Base Salary as of the date of such termination and (B) any earned but unpaid annual incentive bonus in respect of the most recently completed fiscal year preceding the date of such termination; and

            (ii) such employee benefits described in Section 4.1 as the Executive or his estate may be entitled to hereunder or under the employee benefit plans, programs and arrangements of the Company; and

            (iii) any stock options granted pursuant to Section 3.3.1 which are not vested as of the date of such termination shall immediately terminate and any stock options granted pursuant to Section 3.3.1 which are then vested shall continue to be exercisable until the earlier of the expiration of the stated term of each such option or ninety (90) days after the date of the termination of the Executive's employment.

6.2 Termination Without Cause. The Company may, with or without reason, terminate the Period of Employment and the Executive's employment hereunder without Cause at any time by providing the Executive written notice of such termination. If the Executive's employment is terminated without Cause, the termination shall take effect on the effective date (pursuant to Section 27) of written notice of such termination to the Executive. In the event of the termination of the Period of Employment and the Executive's employment hereunder due to a termination by the Company without Cause (other than due to the Executive's death or Disability), the Executive shall be entitled to:

     (i) a lump sum cash payment, payable within ten (10) business days after the date of termination of the Executive's employment, equal to the sum of (A) any accrued but unpaid Base Salary as of the date of such termination, (B) any earned but unpaid annual incentive bonus in respect of the most recently completed fiscal year preceding the date of such termination, and (C) the amount of the Executive's annual incentive bonus for the Bonus Year containing the date of

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           such termination, determined by the CEO and/or the COO in accordance with Section 3.2 but pro-rated through the date of such termination; and

     (ii) such employee benefits described in Section 4.1 as the Executive or his estate may be entitled to hereunder or under the employee benefit plans, programs and arrangements of the Company; and

     (iii) a monthly severance payment payable in each of the twelve (12) months following the date of termination of the Executive's employment, the amount of each such payment to equal the Executive's monthly base salary in effect immediately prior to such termination.

     (iv) continued participation, through the expiration of the then current Period of Employment, of the Executive and each of his dependents in all employee welfare benefit plans, programs and arrangements in which they were participating as of the date of termination, on terms and conditions that are no less favorable than those that applied on such date and with COBRA benefits commencing thereafter; provided,
                                                                    --------
           however, that the Company's obligation under this Section 6.2(iv)
           -------
           shall be reduced to the extent that equivalent coverages and benefits (determined on a coverage-by-coverage and benefit-by-benefit basis) are provided under the plans, programs and arrangements of a subsequent employer. To the extent such participation is not permitted under the terms of a plan, program or arrangement as a result of the Executive's termination, the Company shall provide the Executive with the economic equivalent of the benefit involved.

     If the Executive's employment is terminated by the Company without Cause (other than due to the Executive's death or Disability), the stock options granted pursuant to Section 3.3.1 shall, notwithstanding the vesting schedule in Section 3.3.1 hereof, become vested and exercisable as follows:
     (i) if the termination occurs before the second (2nd) anniversary of the Effective Date, such stock options shall become vested in the aggregate as to seventy-five percent (75%) of the total number of shares subject thereto and the remaining portion of such options shall automatically terminate; and (ii) if the termination occurs on or after the second (2nd) anniversary of the Effective Date, such stock options shall become fully vested and immediately exercisable; in either case such options, to the extent vested, shall continue to be exercisable until the earlier of the expiration of the stated term of the option or 2 years after the date of the termination of the Executive's employment.

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7.   Termination by the Executive.

7.1 Termination Without Good Reason. The Executive shall have the right to terminate the Period of Employment and the Executive's employment hereunder at any time without Good Reason (as defined below) upon one-hundred twenty
     (120) days prior written notice of such termination to the Company. A voluntary termination by the Executive in accordance with this Section 7.1 shall not be deemed a breach of this Agreement. Upon any voluntary termination of employment by the Executive pursuant to this Section 7.1, he shall have the same entitlements as provided in Section 6.1.2 in the case of a termination by the Company for Cause.

7.2  Termination With Good Reason.

     7.2.1 Procedure For Good Reason Termination. The Executive may terminate the Period of Employment and resign from employment hereunder for Good Reason. For purposes hereof, "Good Reason" shall mean:

          (i) a reduction in the Executive's Base Salary or any failure to provide the Executive with the compensation and benefits called for by this Agreement; or

          (ii) the failure to elect or re-elect the Executive to any of the positions specified in Section 1.1 or his removal from any such position; or

          (iii) Henry C. Yuen ceases, for any reason, to be the Chief Executive Officer of the Company or GIGL; or

          (iv) a material diminution in the Executive's duties, the assignment to the Executive of duties which are materially inconsistent with his duties or which materially impair his ability to function as Executive Vice President and General Counsel of GIGL and the Company, or the failure of the Executive to continue to report directly to the CEO or the COO; or

          (v) the termination of, or a material reduction in, any employee benefit or perquisite enjoyed by the Executive (other than as part of an across-the-board reduction applying generally to the senior executives of the Company (other than the CEO and the COO/CFO)); or

          (vi) the relocation of either of the Executive's offices, as assigned to him by the Company, more than 25 miles from either Pasadena, California or Washington, D.C.; or

          (vii) the failure of the Company to obtain the assumption in writing of its obligations to perform this Agreement by any successor to all or substantially all of the assets or business of the Company within 15 days upon a merger, consolidation, sale or similar transaction;

                provided, however, that none of the events specified in clause
                --------  -------
                (i), (iv), (v) or (vi) above shall constitute Good Reason unless the Executive shall have notified the Company in writing describing the events which constitute Good Reason and the Company shall have failed to cure such event within thirty (30) days after the Company's receipt of such written notice.

     7.2.2 Entitlements Upon a Termination for Good Reason. Upon the Executive's termination of his employment for Good Reason in accordance with Section 7.2.1 hereof, the Executive shall have the same entitlements as provided under Section 6.2 for a termination by the Company without Cause.

8.   Expiration of Period of Employment.

8.1 Benefits Upon Expiration of Period of Employment. If the Executive's employment is terminated effective upon or following the expiration of the Period of Employment (with or without extension in accordance with Section
     2), unless the Executive's employment is earlier terminated pursuant to
     Section 5, 6 or 7, then the Executive shall be entitled to:

     (i) a lump sum cash payment, payable within ten (10) business days after the date of termination of the Executive's employment, equal to the sum of (A) any accrued but unpaid Base Salary as of the date of such termination and (B) any earned but unpaid annual incentive bonus in respect of the most recently completed fiscal year preceding the date of such termination; and

     (ii) such employee benefits described in Section 4.1 as the Executive or his estate may be entitled to hereunder or under the employee benefit plans, programs and arrangements of the Company.

     If the Executive's employment terminates as provided above in this Section 8, any stock options granted pursuant to Section 3.3.1 which are not vested as of the date of such termination shall immediately terminate and any stock options granted pursuant to Section 3.3.1 which are then vested shall continue to be exercisable until the earlier of the expiration of the stated term of each such option or 2 years after the termination of the Executive's employment.

8.2  General Termination Provisions.

     8.2.1 Other Termination Benefits. In the case of any of the foregoing terminations or the Expiration of the Period of Employment, the Executive or his estate shall also be entitled to (without duplication of benefits):

                (i) the balance of any annual incentive bonus earned but not yet paid the Executive;

                (ii) any reimbursements or allowances due but not yet paid the Executive;

                (iii) other benefits, if any, in accordance with applicable plans and programs of the Company;

     provided, further, that all amounts due the Executive shall be paid promptly following their becoming due as provided hereunder.

     8.2.2 Other Termination Provisions. In the event of any termination of employment under this Agreement, the Executive shall be under no obligation to seek other employment and there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that he may obtain except (i) as specifically provided in Section 6.2(iv) or (ii) on account of any claims the Company or GIGL may have against the Executive. Any amounts due under Sections 5, 6, 7 or 8 are in the nature of severance payments considered to be reasonable by the Company and are not in the nature of a penalty.

9.   Change in Control Provisions.

9.1 Definition of Change in Control Event. For purposes of this Agreement, "Change in Control Event" shall have the meaning given to such term in
     Section 5.1 of the Stock Incentive Plan, as in effect on the Effective Date, except that such term shall also include (x) any event described in such Section 5.1 that occurs with respect to the Company (as opposed to GIGL) and (y) any event whereby GIGL ceases to be a registered company under Section 12 of the Securities Exchange Act of 1934.

     For the purpose of this Section 9, a "Friendly Change in Control Event" shall be one which is either (i) approved by the CEO and a majority of all members of the Board of Directors of the Company or GIGL, as the case may be, who are then also employees of the Company or GIGL, or (ii) described in clause (y) of the preceding paragraph.

9.2 Effect of a Friendly Change in Control Event. Upon a Friendly Change in Control Event (i) all amounts or benefits, and all stock options or other equity based awards, in which the Executive is not yet vested shall become fully vested, and (ii) the Executive shall have ninety (90) days after the occurrence of the event to terminate his employment. If the Executive terminates his employment by written notice received by the Company within such ninety (90) day period and before the Period of Employment has expired, the Executive's termination shall be deemed to be a termination for Good Reason in accordance with Section 7.2 above. In the event of a Change in Control Event other than a Friendly Change in Control Event, the CEO may deem the Change in Control Event to be a Friendly Change in Control Event for purposes of this Section 9.2 by providing the Executive with a written notice to such effect.

9.3 Section 280G Provisions. Notwithstanding anything contained in this Agreement to the contrary, to the extent that any payment or distribution of any type to or for the Executive by the Company, GIGL, or any subsidiary or affiliate of the Company or GIGL (collectively, the Company, GIGL, and any subsidiary or affiliate of the Company or GIGL are referred to as the "Gemstar Group"), whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (including, without limitation, any accelerated vesting of stock options or restricted stock granted pursuant to this Agreement or otherwise) (collectively, the "Total Payments") is or will be subject to the excise tax ("Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), (or any successor to such Section), the Company shall pay to the Executive, prior to the time any Excise Tax is payable with respect to any of such Total Payments (through withholding or otherwise), an additional amount not in excess of $500,000 (a "Gross-Up Payment") which is, after the imposition of all income, employment, excise and other taxes, penalties and interest thereon but subject to the preceding $500,000 limitation, equal to the sum of (i) the Excise Tax on such Total Payments plus (ii) any penalty and interest assessments associated with such Excise Tax. The determination of whether any portion of the Total Payments is subject to an Excise Tax and, if so, the amount and time of any Gross-Up Payment pursuant to this Section 9.3 shall be made by an independent auditor (the "Auditor") jointly selected by the Executive and the Company and paid by the Company. If the Executive and the Company cannot agree on the firm to serve as the Auditor, then they shall each select one accounting firm and those two firms shall jointly select the accounting firm to serve as the Auditor. Unless the Executive agrees otherwise in writing, the Auditor shall be a nationally recognized United States public accounting firm that has not during the two years preceding the date of its selection, acted in any way on behalf of the Gemstar Group. The Parties shall cooperate with each other in connection with any proceeding or claim relating to the existence or amount of any liability for Excise Tax. All expenses relating to any such proceeding or claim (including attorneys' fees and other expenses incurred by the Executive in connection therewith) shall be paid by the Company promptly upon demand by the Executive, and any such payment shall be subject to a Gross-Up Payment under this Section 9.3 in the event that the Executive is subject to Excise Tax on it, subject to the $500,000 Gross-Up Payment limit which shall be applied on an aggregate basis. This Section 9.3 shall apply irrespective of whether a Change in Control Event has occurred.

10.  Means and Effect of Termination.

     Any termination of the Executive's employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination and shall set forth in reasonable detail the facts and circumstances alleged to provide a basis for termination, if any such basis is required by the applicable provision(s) of this Agreement.

11.  Non-Competition.

     The Executive acknowledges and recognizes the highly competitive nature of the businesses of the Gemstar Group, the amount of sensitive and confidential information involved in the discharge of the Executive's position as Executive Vice President and General Counsel of the Company, and the harm to the Gemstar Group that would result if such knowledge or expertise was disclosed or made available to a competitor, and accordingly agrees as follows:

     (i) In addition to any rules of professional conduct governing attorneys, during the Period of Employment and, as a result of the particular nature of the Executive's relationship with the Company as its Executive Vice President and General Counsel, for the two (2) year period immediately following the termination of the Period of Employment, the Executive will not, directly or indirectly, (A) engage in any business for the Executive's own account that competes with the business of any entity within the Gemstar Group (for purposes of this Agreement, businesses in competition with the Gemstar Group shall mean
          (X) businesses which any entity within the Gemstar Group has specific plans to conduct in the future and as to which the Executive is aware of such planning, (Y) other businesses that are in the electronic programming guide industry, and (Z) businesses that are then or within the preceding two (2) year period have litigated against any entity within the Gemstar Group or have threatened in writing litigation against any entity within the Gemstar Group, (B) enter the employ of, or render any services to, any person engaged in any business that competes with the business of any entity within the Gemstar Group, (C) acquire a financial interest in any person engaged in any business that competes with the business of any entity within the Gemstar Group, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (D) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company, GIGL, any of their respective affiliates or subsidiaries, and any customers, suppliers, officers, employees, partners, members or investors of any entity within the Gemstar Group. Notwithstanding the foregoing, the Executive shall not be in violation of Section 11 or Section 13 if he is a partner in, or otherwise affiliated with, a law firm so long as
          (a) he shall not personally be involved in advising or providing services for any client of such firm that competes with any entity within the Gemstar Group, and (b) such firm does not advise or represent any client in connection with any litigation against any member of the Gemstar Group.

     (ii) Notwithstanding anything to the contrary in this Agreement, the Executive may, directly or indirectly, own, solely as an investment, securities of any person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or on an over-the-counter market if the Executive (A) is not a controlling person of, or a member of a group which controls, such person and (B) does not, directly or indirectly, own five percent (5%) or more of any class of securities of such person.

12.  Confidentiality.

     The Executive will not at any time (whether during or after his employment with the Company), other in the course of his duties hereunder or unless compelled by lawful process, disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than an entity within the Gemstar Group, any trade secrets, or other confidential data or information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, or plans of any entity within the Gemstar Group; provided that the
                                                   --------
     foregoing shall not apply to information which is generally known to the industry or the public other than as a result of the Executive's breach of this covenant. The Executive agrees that upon termination of his employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of any entity within the Gemstar Group, except that he may retain personal notes, notebooks and diaries that do not contain confidential information of the type described in the preceding sentence. The Executive further agrees that he will not retain or use for his account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of any entity within the Gemstar Group.

13.  Antisolicitation.

     The Executive promises and agrees that during the Period of Employment and for a period of two (2) years thereafter, he will not influence or attempt to influence customers of any entity within the Gemstar Group (as it may now or in the future be composed), either directly or indirectly, to divert their business away from the Gemstar Group to any individual, partnership, firm, corporation or other entity then in competition with the business of any entity within the Gemstar Group.

14.  Soliciting Employees.

     The Executive promises and agrees that for a period of one year following termination of his employment he will not directly or indirectly solicit any person who is then, or at any time within six months prior thereto was, an employee of an entity within the Gemstar Group who earned annually $25,000 or more as an employee of such entity during the last six months of his or her own employment to work for any business, individual, partnership, firm, corporation, or other entity then in competition with the business of any entity within the Gemstar Group.

15.  Cooperation in Litigation.

     The Executive agrees that he will reasonably cooperate with the Company and/or GIGL, subject to his reasonable personal and business schedules, in any litigation which arises out of events occurring prior to the termination of his employment, including but not limited to, serving as a witness or consultant and producing documents and information relevant to the case or helpful to the Company and/or GIGL. The Company and GIGL agree to reimburse the Executive for all reasonable costs and expenses he incurs in connection with his obligations under this Section 15 and, in addition, to compensate the Executive at his usual hourly billing rate for time actually spent in connection therewith.

16.  Indemnification.

     (i) The Company agrees that (a) if the Executive is made a party, or is threatened to be made a party, to any threatened or actual action, suit or proceeding whether civil, criminal, administrative, investigative, appellate or other (a "Proceeding") by reason of the fact that he is or was a director, officer, employee, agent, manager, consultant or representative of any member of the Gemstar Group or is or was serving at the request of any member of the Gemstar Group as a director, officer, member, employee, agent, manager, consultant or representative of another person or (b) if any claim, demand, request, investigation, controversy, threat, discovery request or request for testimony or information (a "Claim") is made, or threatened to be made, that arises out of or relates to the Executive's service in any of the foregoing capacities, then the Executive shall promptly be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company's certificate of incorporation, bylaws or Board resolutions or, if greater, by the laws of the State of California, against any and all costs, expenses, liabilities and losses (including, without limitation, attorney's fees, judgments, interest, expenses of investigating, defending or obtaining indemnity with respect to any Proceeding or Claim, penalties, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by the Executive in connection therewith, and such indemnification shall continue as to the Executive even if he has ceased to be a director, member, employee, agent, manager, consultant or representative of the Company, GIGL or other person or entity and shall inure to the benefit of the Executive's heirs, executors and administrators. The Company shall advance to the Executive all costs and expenses incurred by him in connection with any such Proceeding or Claim within 15 days after receiving written notice requesting such an advance. Such notice shall include, to the extent required by applicable law, an undertaking by the Executive to repay the amount advanced if he is ultimately determined not to be entitled to indemnification against such costs and expenses.

     (ii) Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination in connection with any request for indemnification or advancement under Section 16(i) that the Executive has satisfied any applicable standard of conduct, nor a determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Executive has not met any applicable standard of conduct, shall create a presumption that the Executive has not met an applicable standard of conduct.

     (iii) During the period of Employment and for a period of six years thereafter, the Company and GIGL shall keep in place a directors and officers' liability insurance policy (or policies) providing comprehensive coverage to the Executive to the extent that the Company and GIGL provide such coverage for any other present or former senior executive or director of the Company and/or GIGL.

17.  Assignment.

     This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that, in the
                                             --------  -------
     event of a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder, and; provided, further, that the
                                                    --------  -------
     Executive may assign his rights to compensation and benefits by will or by operation of law or pursuant to Section 30.

18.  Governing Law.

     This Agreement and the legal relations hereby created between the parties hereto shall be governed by and construed under and in accordance with the internal laws of the State of California, without regard to conflicts of laws principles thereof.

19.  Entire Agreement.

     This Agreement embodies the entire agreement of the parties hereto respecting the matters within its scope. This Agreement supersedes all prior agreements of the parties hereto on the subject matter hereof. Any prior negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof shall he deemed to be merged into this Agreement and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as set forth herein.

20.  Modifications.

     This Agreement shall not be modified by any oral agreement, either express or implied, and all modifications hereof shall be in writing and signed by the parties hereto.

21.  Waiver.

     Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

22.  Number and Gender.

     Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

23.  Section Headings.

     The section headings in this Agreement are for the purpose of convenience only and shall not limit or otherwise affect any of the terms hereof.

24.  Resolution of Disputes.

     Any controversy arising out of or relating to the Executive's employment, this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Los Angeles County, California, before a sole arbitrator (the "Arbitrator") selected from Judicial Arbitration and Mediation Services, Inc., Los Angeles County, California, or its successor ("JAMS"), or if JAMS is no longer able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association, and shall be conducted in accordance with the provisions of California Civil Procedure Code (S)(S) 1280 et seq. as the
                                                               -- ---
     exclusive remedy of such dispute;  provided, however, that provisional
                                       ---------  -------
     injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

     The parties acknowledge that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or the Executive's employment.

25.  Severability.

     In the event that a court of competent jurisdiction determines that any portion of this Agreement is in violation of any statute or public policy, then only the portions of this Agreement which violate such statute or public policy shall be stricken, and all portions of this Agreement which do not violate any statute or public policy shall continue in full force and effect. Furthermore, any court order striking any portion of this Agreement shall modify the stricken terms as narrowly as possible to give as much effect as possible to the intentions of the parties under this Agreement.

26.  Notices.

     All notices under this Agreement shall be in writing and shall be either personally delivered or mailed postage prepaid, by certified mail, return receipt requested:

     (i)   if to the Company:

           Gemstar Development Corporation

           135 North Los Robles Avenue, Suite 800
           Pasadena, California  91101
           Attention: Chief Executive Officer

     (ii)  if to the Executive:

           Stephen A. Weiswasser
           2718 32nd Street, N.W.
           Washington, D.C.  20008

     Either party may change its address set forth above by written notice given to the other party in accordance with the foregoing. Any notice shall be effective when personally delivered, or five (5) business days after being mailed in accordance with the foregoing.

27.  Counterparts.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

28.  Withholding Taxes.

     The Company may withhold from any amounts payable under this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

29.  Beneficiaries.

     The Executive shall be entitled, to the extent permitted under any applicable law and to the extent permitted under any benefit plan or program maintained by the Company or GIGL, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following the Executive's death by giving the Company written notice thereof in accordance with the terms of such plan or program. In the event of the Executive's death or a judicial determination of his incompetence, reference in this Agreement to the Executive shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

30.  GIGL Agreement.

     GIGL agrees to cause the Company to perform its obligations so as to give full force and effect to the provisions hereof.

[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the Company and the Executive have executed this Employment Agreement as of the date first above written.

                              THE COMPANY
                              Gemstar Development Corporation,
                              a California corporation


                              By: /s/ Henry C. Yuen
                                 -------------------------------
                                    Henry C. Yuen
                                    Chief Executive Officer


                              By:
                                 -------------------------------

                              Print Name:
                                         -----------------------

                              Title:
                                    ----------------------------

                              GIGL
                              Gemstar International Group Limited


                              By: /s/ Henry C. Yuen
                                 -------------------------------
                                    Henry C. Yuen
                                    Chief Executive Officer


                              THE EXECUTIVE

                              /s/ Stephen A. Weiswasser
                              ----------------------------------
                              Stephen A. Weiswasser